SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-3189	etolley@stblaw.com

December 2, 2009

VIA EDGAR TRANSMISSION

Re:	Team Health Holdings, L.L.C. Amendment No. 3 to Registration Statement on Form S-1; File No. 333-162347

Larry Spirgel

Ajay Koduri

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Messrs. Spirgel and Koduri:

On behalf of Team Health Holdings, L.L.C. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 24, 2009 (the “Comment Letter”), relating to Amendment No. 2 to the above-referenced Registration Statement on Form S-1 filed on November 17, 2009 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	-2-	December 2, 2009

Prospectus Summary, page 1

1.	Please disclose under “Our Sponsor” on page 5 and “The Offering” on page 6 the amount of proceeds that the Sponsor will receive in the offering. If any of your officers and directors will receive offering proceeds when they are distributed by the Sponsor, disclose this fact and quantify the amount of the offering proceeds that your management will receive individually and in the aggregate.

In response to the Staff’s comment, the Company has added disclosure on page 5 and page 6 to disclose the amount of proceeds that the Sponsor will receive in the offering. Further, the Company has added disclosure on page 5 to disclose that none of the officers or directors will receive any offering proceeds.

Use of Proceeds, page 38

2.	You disclose that you will use the net proceeds of the offering to repurchase a portion of your existing 11.25% senior subordinated notes. Please also disclose the total outstanding principal amount of your 11.25% senior subordinated notes.

In response to the Staff’s comment, the Company has added disclosure on page 38 to disclose the total outstanding principal amount of the Company’s 11.25% senior subordinated notes.

* * * *

Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III
Edward P. Tolley III